UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August, 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 5, 2008: Jacada Signs Material Contract with New Telecommunications Customer in North America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	August 5, 2008

EXHIBIT INDEX

1.  Press Release, released publicly on August 5, 2008: Jacada Signs Material Contract with New Telecommunications Customer in North America.

Jacada Signs Material Contract with New Telecommunications Customer in North America

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with a new customer, a large telecommunications provider headquartered in the United States. The majority of the revenue from the agreement, which was contracted through a Jacada global systems integrator partner, will be recognized in the current quarter.

The telecommunications company provides broadband services to customers in more than 15 states within the United States. The company’s support contact center services customers who need help with their DSL, satellite television, long distance phone, or high-speed Internet service. By integrating the multiple disparate applications that the customer service representatives must access on each call, and by optimizing and automating key call processes, the Jacada unified desktop will help the company improve customer service and retention, and reduce the overall cost of operations through improved efficiency.

“The pressure on telecommunications providers to improve customer service has never been greater,” said Sheryl Kingstone, director for customer centric strategies at the Yankee Group, a leading communications research and consulting firm. “As their offerings are increasingly commoditized, the one remaining differentiator is customer service and these companies’ call centers are often plagued with a mass of aging, complicated and inflexible information systems. A unified service desktop solution is a powerful weapon for dramatically and rapidly improving customer service without requiring a rewrite or replacement of existing systems. It’s not surprising that Jacada appears to be gaining significant traction in this market.”

"We’ve seen time and time again, the devastating effects that a complex desktop with multiple non-integrated applications can have on customer service,” said Joe Horne, senior vice president, Americas sales operations for Jacada. “It’s even more accentuated in a highly volatile and commoditized market like telecommunications, an industry where a clear link between the quality of customer experience and companies’ financial performance has been so visibly established. Customers who call a telecommunications provider’s contact center want their issue handled quickly and efficiently. They don’t want to be placed on hold or have to call multiple times to resolve the same issue. Jacada is excited to build yet another partnership with a major communications provider, adding to our recent string of similar announcements within the global telecommunications community.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada Media Contact:
Cindy Curtin Knezevich, 770-352-1300
cindyk@jacada.com
or
Investor Relations Contact:
Hayden Communications
Peter Seltzberg, 212-946-2849
peter@haydenir.com